AMENDED SCHEDULE A

DATED DECEMBER 16, 2021

TO THE ADVISORS' INNER CIRCLE FUND III

ETF DISTRIBUTION PLAN

DATED OCTOBER 15, 2020

Pursuant to Section 1 of the Plan and subject to any limitations imposed by FINRA Rule 2341, distribution fees for the following Fund(s), and/or classes thereof, if applicable, shall not exceed the amounts listed below:

Fund	Fee
Democratic Large Cap Core ETF	0.25%
Rayliant Quantamental China Equity ETF	0.25%
Rayliant Quantitative Developed Market Equity ETF	0.25%
Rayliant Quantamental Emerging Market Equity ETF	0.25%
Democracy International Fund	0.25%
KKM Innovative Balance Sheet ETF	0.25%
Advocate Rising Rate Hedge ETF	0.25%
Strategas Global Policy Opportunities ETF	0.25%
Strategas Macro Thematic Opportunities ETF	0.25%